TROUTMAN SANDERS LLP
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                                ATTORNEYS AT LAW
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288

Timothy I. Kahler                                       Direct Dial:212-704-6169
timothy.kahler@troutmansanders.com                      Fax:     212-704-5948


                                                               December 29, 2005

(Via EDGAR Filing)
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                        Re: Cadence Resources Corporation
                            (SEC File No. 000-25170)
                       Registration Statement on Form SB-2

Ladies and Gentlemen:

      On behalf of Cadence Resources Corporation, we are filing herewith by EDGAR transmission a registration statement on Form SB-2 with respect to the sale of shares of Cadence common stock by certain securityholders. The registration fee for these shares has been paid by wire transfer to the SEC's account.

Please contact the undersigned with any questions or comments pertaining to this filing.

                                                          Very truly yours,

                                                          /s/Timothy I. Kahler
                                                          ----------------------
                                                            Timothy I. Kahler

Attachments
cc:    Mr. William W. Deneau
       Iris K. Linder, Esq.